July 16, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Establishment Labs Holdings Inc.
Registration Statement on Form S-1 (File No. 333-225791)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 9, 2018 and the date hereof, approximately 371 copies of the Preliminary Prospectus dated July 9, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 18, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC

As representatives of the Underwriters

By:	Jefferies LLC

By:	/s/ Michael Robinson
	Name:	Michael Robinson
	Title:	Managing Director

By:	Cowen and Company, LLC

By:	/s/ Rob Weir
	Name:	Rob Weir
	Title:	Managing Director

[Signature Page to Establishment Labs Holdings Inc. – Acceleration Request]